Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

UBS Eucalyptus Fund, L.L.C.

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

January 22, 2010

Dear UBS Eucalyptus Fund, L.L.C. Investor:

We are writing to inform you of important dates related to the tender offer by UBS Eucalyptus Fund, L.L.C. (the "Fund").  If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on January 22, 2010 and end on February 19, 2010, and any interests tendered to the Fund will be valued on March 31, 2010 for purposes of calculating the purchase price of such interests.  The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund.  Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, PNC Global Investment Servicing Inc. ("PNC"), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your interests, simply disregard this notice.  No action is required if you do not wish to redeem at this time.

All requests to tender Fund interests must be received by PNC, either by mail or by fax, in good order, by February 19, 2010.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PNC by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting PNC to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal with PNC, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at PNC, (877) 431-1973.

Sincerely,

UBS Eucalyptus Fund, L.L.C.